Exhibit (b)(ii)

June 23, 2026

Citibank, N.A.

388 Greenwich Street

New York, New York 10013

Attention: Depositary Receipts Services

Ladies and Gentlemen:

Reference is hereby made to that certain (i) Second Amended & Restated Deposit Agreement, dated as of August 18, 2017, by and among AXIA Energia S.A. (the “Company”), a company organized under the laws of Federative Republic of Brazil and previously known as “Centrais Elétricas Brasileiras S.A. — Eletrobras”, Citibank, N.A., a national banking association organized under the laws of the United States of America, as Depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares (the “Common ADSs”) issued thereunder and representing the Company’s common shares (the “Common Shares”) on deposit thereunder, as amended by that certain Amendment No. 1 to the Second Amended & Restated Deposit Agreement, dated as of June 14, 2022 (as so amended, the “Common Deposit Agreement”), and (ii) Deposit Agreement, dated as of December 26, 2025, by and among the Company, the Depositary, and the Holders and Beneficial Owners of American Depositary Shares (the “Preferred C ADSs” and together with the Common ADSs, the “ADSs”) issued thereunder and representing the Company’s preferred class C shares (the “Preferred C Shares”) on deposit thereunder (the “Preferred C Deposit Agreement” and together with the Common Deposit Agreement, the “Deposit Agreements”).

Capitalized terms used in this letter agreement (the “Letter Agreement”) without definition shall have the meaning assigned thereto in the Deposit Agreements. The purpose and intent of this Letter Agreement is to supplement the Deposit Agreements in respect of the Partial Mandatory Redemption (as hereinafter defined).

The Company hereby informs the Depositary that:

•	Pursuant to Article 11, paragraph 10, of the Company’s bylaws (the “Bylaws”), the Company’s Board of Directors (the “Board”) may, at any time, resolve on the compulsory redemption of any amount of Preferred C Shares, as further described in the Bylaws (a “Partial Mandatory Redemption”). In connection with a Partial Mandatory Redemption, holders of Preferred C Shares may instead opt for the conversion of any or all of the Preferred C Shares subject to a Partial Mandatory Redemption into Common Shares, at a ratio of 1.1:1 (a “Partial Elective Conversion”). On June 14, 2026, the Board approved a Partial Mandatory Redemption, effective on July 7, 2026, pursuant to which 0.0951% of the outstanding Preferred C Shares will be redeemed for cash in the amount of R$52.00 per each one (1) Preferred C Share held on June 18, 2026 (such amount, the “Share Redemption Payment”).

•	The Partial Mandatory Redemption and the Partial Elective Conversion will be pro rata among all holders of Preferred C Shares. Fractions of Preferred C Shares shall be rounded up to the next whole share in the case of the Partial Elective Conversion and disregarded (rounded down) in the case of the Partial Mandatory Redemption.

•	In connection with the Partial Elective Conversion, holders of Preferred C Shares will have the right to elect to participate in the Partial Elective Conversion. In the absence of a valid and timely election, holders of Preferred C Shares will receive the Share Redemption Payment for all Preferred C Shares subject to redemption in the Partial Mandatory Redemption.

•	Holders of Preferred C ADSs will not be entitled to participate in the Partial Elective Conversion as the Company does not intend to register the Common Shares to be issued in the Partial Elective Conversion under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the Company has been advised by its U.S. counsel that in the absence of such registration the Partial Elective Conversion cannot legally be made available to ADS holders.

•	As a result of the Partial Mandatory Redemption, holders of Preferred C ADSs shall be entitled to receive, after the Share Redemption Payment, for each Preferred C ADS held as of the ADS Record Date (as defined below), a US dollar cash redemption payment (the “ADS Redemption Payment”), at the applicable rate and in accordance with the allocation to be provided by the Company to the Depositary no later than Wednesday, June 24, 2026 substantially in the form of the instruction letter attached hereto as Exhibit A (the “Instruction Letter”).

In connection with the Partial Mandatory Redemption and pursuant to Section 4.11 of the Deposit Agreements, the Depositary is hereby instructed, and agrees, to take the following actions:

1.  ADS Books Closure. In connection with the Partial Mandatory Redemption, the Depositary shall close the Preferred C ADS books for Preferred C ADS issuances and cancellations from the close of business (NY time) on June 16, 2026 until the close of business (NY time) on a date to be determined by the Depositary.

2.  Redemption. The Depositary agrees to use commercially reasonable efforts to (i) establish July 1, 2026, as the ADS record date (the “ADS Record Date”) for the ADS Redemption Payment, and establish applicable procedures for distribution of the ADS Redemption Payment to holders of Preferred C ADSs based on the allocation numbers provided by the Company in the Instruction Letter, net of applicable fees, taxes and expenses (with the fractional allocations disregarded (rounded down)), (ii) coordinate with DTC and Computershare for the allocation of the Partial Mandatory Redemption to Preferred C ADSs outstanding as of the ADS Record Date, and (iii) distribute a Depositary Notice in respect of the ADS Redemption Payment substantially in the form of the Depositary Notice attached hereto as Exhibit B (the “Depositary Notice”). Notwithstanding the foregoing, the Depositary shall not be obligated to make any cash payment unless it shall have received the applicable funds (together with any amounts required to satisfy applicable taxes), in immediately available funds, at least five (5) business days prior to the ADS Redemption Payment distribution date of July 14, 2026.

The Depositary shall coordinate the ADS Redemption Payment with the NYSE and shall not enter the ADS Record Date into the NYSE distribution record date system.

3.  Depositary Fees. The Company agrees that the Depositary will be entitled to charge holders of ADSs the following fees:

(i)  Cancellation: A cancellation fee of up to US$0.05 per Preferred C ADS cancelled (redeemed).

(ii)  Cash Distribution: A cash distribution fee of up to US$0.05 per Preferred C ADS held in connection with any ADS Redemption Payment.

In the absence of receipt of any applicable fees from the holders of the ADSs, the Depositary shall not be obligated to perform the services contemplated in this Letter Agreement. In addition, the Company shall reimburse the Depositary for all out-of-pocket expenses incurred in connection with the Partial Mandatory Redemption (and any ancillary corporate actions related to, or deriving from, the Partial Mandatory Redemption), including, without limitation, fees and expenses of its legal counsel.

4.  Brazilian Tax.

The Company hereby certifies to the Depositary as follows:

(i)  Share Redemption Payment. No Brazilian tax is payable in respect of the Partial Mandatory Redemption, and as a result no Brazilian tax is required to be withheld and paid on the Partial Mandatory Redemption to be remitted to, or received by, the Custodian in respect of the Preferred C Shares held in respect of outstanding Preferred C ADSs. The Share Redemption Payment received by the Depositary for the ADS holders is subject to taxation upon gains by the Withholding Income Tax (WHT) at progressive income tax rates ranging from 15% to 22.5%, or at a 25% rate if realized by a non-resident holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction. The exact tax treatment will be provided by the Company before the Share Redemption Payment is paid to the Depositary.

5.  U.S. Tax Reporting.

(i)  U.S. Federal Income Tax Treatment. The Company intends to treat any ADS Redemption Payment received by a U.S. citizen or resident (as determined for U.S. federal income tax purposes), a corporation organized under the laws of the United States, or any other person subject to U.S. federal income tax on a net basis with respect to income from the Company’s shares (a “U.S. Holder”) as a taxable disposition for U.S. federal income tax purposes. The Company instructs the Depositary, and the Depositary agrees to use commercially reasonable efforts, to furnish to U.S. Holders with any tax reports and file any reports with the U.S. Internal Revenue Service (“IRS”) in respect of the ADS Redemption Payment as specified below and as required pursuant to the Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. Treasury Regulations promulgated thereunder.

(ii)  U.S. Tax Reporting. The Depositary will timely prepare and furnish to each holder who receives any ADS Redemption Payment from the Depositary in accordance with the terms hereof, other than holders who demonstrate their status as nonresident aliens (or who are not otherwise U.S. Holders) by providing a properly completed Form W-8 in accordance with U.S. Treasury Regulations (such person, a “Non-U.S. Holder”) or other recipients providing evidence of exempt status, with a Form 1099-B reporting the ADS Redemption Payment delivered to such holders as of the year of payment, to the extent required by, and in accordance with, U.S. Treasury Regulations. The Depositary will also prepare and timely electronically file copies of such Forms 1099-B (if applicable) with the IRS.

(iii)  Backup Withholding. If the Depositary has not received from an ADS holder a Taxpayer Identification Number (“TIN”) including on a properly completed Form W-9, or if such TIN has not been certified as correct or such holder otherwise fails to comply with applicable backup withholding tax provisions under the U.S. Treasury Regulations, the Depositary will deduct and withhold backup withholding tax (at the rate specified by the Code) from the net proceeds from any ADS Redemption Payment delivered to such holder (other than a Non-U.S. Holder that provides a properly completed Form W-8 or other exempt recipient) and remit such funds to the IRS in accordance with the Depositary’s standard procedures.

(iv)  Section 6045B Reporting. Notwithstanding any other provision herein, any U.S. tax returns or information statements required to be filed by the Company with respect to the Partial Mandatory Redemption pursuant to Code Section 6045B or the U.S. Treasury Regulations promulgated thereunder shall be prepared and timely filed by the Company, and the Depositary shall not be responsible for preparing or filing any such U.S. tax returns or information statements. To the extent required by applicable law, the Company shall timely post an IRS Form 8937 on its website in accordance with applicable U.S. Treasury Regulations to provide information to former holders of Preferred C ADSs and shall furnish, or cause to be furnished, a copy of the IRS Form 8937 to the Depositary within 15 days of posting the form on its website. The Depositary shall not be required to furnish to U.S. Holders any tax reports or forms with respect to the Partial Mandatory Redemption except as specified above.

(v)  Further Assistance. Should any issue arise regarding U.S. federal income tax reporting or withholding, the Depositary will take such action consistent with the terms of the Deposit Agreements, this Letter Agreement, and the Partial Mandatory Redemption as the Company instructs the Depositary in writing. The Company agrees to reimburse the Depositary for any reasonable out-of-pocket costs and fees (including legal fees) incurred in connection with such actions.

6.  F-6 Registration Statement. The parties hereto confirm that a signed copy of this Letter Agreement may be filed as an exhibit to the next Registration Statement on Form F-6 (or next amendment to any existing Registration Statements on Form F-6 currently on file) that may be filed in respect of the Company ADSs.

7.  Company Cooperation. The Company shall, and shall cause its officers, directors, employees, advisors, and agents to, cooperate fully and in good faith with the Depositary to effectuate the Partial Mandatory Redemption, as contemplated by this Letter Agreement. Such cooperation shall include providing timely access to and sharing of all information, documents, certifications, consents, and approvals reasonably requested by the Depositary; coordinating with the Depositary and any transfer agent, registrar, clearing agency, listing authority, or regulatory body as reasonably requested by the Depositary; and facilitating all procedural, operational, and administrative steps required for settlement, clearance, and any applicable listing or eligibility determinations. The Company shall use commercially reasonable efforts to promptly remediate any deficiencies identified by the Depositary that are within the Company’s control and shall promptly notify the Depositary of any event, circumstance, or change that could reasonably be expected to delay, impair, or prevent consummation of the Partial Mandatory Redemption.

8.  Indemnity/Survival. The Company acknowledges and agrees that the indemnities provided in Section 5.8 of the Deposit Agreements shall apply to any acts performed or omitted by the Depositary, the Custodian and any of their respective directors, employees, agents, and Affiliates pursuant to (a) this Letter Agreement, or (b) the Partial Mandatory Redemption generally. For avoidance of doubt, the Company confirms that its obligations under this Section 8 shall survive the Partial Mandatory Redemption and any amendment and/or termination of the Deposit Agreements.

9.  Governing Law/Jurisdiction. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties agree that the federal or state courts in the Borough of Manhattan, the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of, or in connection with, this Letter Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts.

The parties irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided in this Section 9, and hereby further irrevocably and unconditionally waive, and agree not to plead or claim in any such court, that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties further irrevocably and unconditionally waive, to the fullest extent permitted by law, and agree not to plead or claim, any right of immunity from legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any such court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution or judgment, from execution of judgment, or from any other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, and consents to such relief and enforcement against it, its assets and its revenues in any jurisdiction, in each case with respect to any matter arising out of, or in connection with, this Letter Agreement.

THE PARTIES IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF, OR IN CONNECTION WITH, THIS LETTER AGREEMENT AND ANY ACTIONS AND TRANSACTIONS CONTEMPLATED THEREIN (WHETHER BASED ON CONTRACT, TORT, COMMON LAW OR OTHERWISE).

10.  Third-Party Beneficiaries. Nothing in this Letter Agreement, express or implied, is intended to confer upon any person other than the signatories hereto any rights or remedies hereunder or thereunder.

11.  Counterparts. This Letter Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of such counterparts shall constitute the same agreement.

[Signature page on following page]

The Company and the Depositary have caused this Letter Agreement to be executed and delivered on their behalf by their respective officers thereunto duly authorized as of the date set forth above.

Very truly yours,

AXIA ENERGIA S.A.

By:	/s/ Eduardo Haiama
Name:	Eduardo Haiama
Title:	Vice-President of Finance and Investor Relations

Agreed and Accepted:

CITIBANK, N.A., as Depositary

By:	/s/ Joseph Connor
Name:	Joseph Connor
Title:	Attorney in Fact

EXHIBIT A

Form of Allocation Instruction

[Date]

Citibank, N.A.

388 Greenwich Street

New York, New York 10013

Attention: Depositary Receipts Services

Re: Allocation Instruction – Partial Mandatory Redemption of Preferred C ADSs

Ladies and Gentlemen:

Reference is made to that certain letter agreement, dated as of June [●], 2026 (the “Letter Agreement”), by and between AXIA Energia S.A. (the “Company”) and Citibank, N.A., as Depositary (the “Depositary”), relating to the Partial Mandatory Redemption, including the Partial Mandatory Redemption of Preferred C ADSs. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Letter Agreement.

Pursuant to Section 2 of the Letter Agreement, the Company hereby certifies the following allocation information for the Partial Mandatory Redemption effective as of the local record date of June 18, 2026:

1. Preferred C Shares on Deposit:

Total number of Preferred C Shares on deposit with the Custodian as of the local record date: [●]

2. Preferred C Shares Subject to Redemption:

Total number of Preferred C Shares on deposit being redeemed: [●]

3. Applicable Redemption Rate:

R$[●] per each one (1) Preferred C Share

4. ADS Allocation:

Total number of Preferred C ADSs outstanding as of the local record date: [●]

Total redemption amount payable to ADS holders (prior to deduction of fees, taxes and expenses): R$[●]

Applicable ADS Redemption Rate: R$[●] per each one (1) Preferred C ADS

5. Treatment of Fractional Entitlements:

Fractional entitlements shall be disregarded (rounded down).

The Company hereby certifies that the foregoing information is true and correct as of the date hereof and that all requisite corporate actions have been taken to authorize the Partial Mandatory Redemption.

The Depositary is hereby instructed to proceed with the ADS Redemption Payment in accordance with Section 2 of the Letter Agreement based on the allocation information set forth above.

Very truly yours,

AXIA ENERGIA S.A.

By:
Name:
Title:

EXHIBIT B

Depositary Notice

PRELIMINARY DEPOSITARY NOTICE OF ADS REDEMPTION — FOR DTC HOLDERS

FOR AXIA ENERGIA S.A.

To all Holders of Preferred Class C American Depositary Shares (“Preferred C ADSs”) held in The Depository Trust Company (“DTC”) representing the Deposited Securities of AXIA Energia S.A.

Company:	AXIA Energia S.A., a company organized under the laws of the Federative Republic of Brazil and previously known as “Centrais Elétricas Brasileiras S.A. — Eletrobras” (the “Company”).
Depositary:	Citibank, N.A.
Custodian:	Banco Bradesco S.A.
Deposited Securities:	Preferred Class C Shares, without par value, of the Company (“Preferred C Share(s)”).
Preferred C ADS CUSIP No.:	15236F100.*
Preferred C ADS Symbol:	AXIA PRC.*
Preferred C ADS Ratio:	One (1) Preferred C Share to one (1) Preferred C ADS.
Deposit Agreement:	Deposit Agreement, dated as of December 26, 2025, by and among the Company, the Depositary and all Holders and Beneficial Owners of Preferred C ADSs issued thereunder (the “Preferred C Shares Deposit Agreement”).
ADS Books Closure to Preferred C ADS Issuances and Cancellations:	June 16, 2026 (5:00 p.m. New York City time) until [TBD], 2026 (5:00 p.m. New York City time).
ADS Redemption Payment:	US$[TBD] per each one (1) Preferred C ADS.
Number of ADSs held in DTC to be Redeemed:	[●] of Preferred C ADSs representing approximately 0.0951% of the Preferred C ADSs held in DTC outstanding as of the ADS Record Date.
DTC Notification Date:	June 22, 2026.
DTC Publication Date:	July 1, 2026.
ADS Record Date:	July 1, 2026.
ADS Redemption Date:	July 14, 2026.
* Preferred C ADS CUSIP No. and Preferred C ADS Symbol are provided as a convenience only and without any liability for accuracy.

The Company has informed the Depositary that pursuant to a resolution approved by the Company’s Board of Directors on June 14, 2026, the Company will implement a partial mandatory redemption (the “Partial Mandatory Redemption”) pursuant to which 0.0951% of the outstanding Preferred C Shares will be mandatorily redeemed for cash, in Brazil, on July 7, 2026. Fractional entitlements to Preferred C Shares resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts.

As a result of the Partial Mandatory Redemption, approximately 0.0951% of the outstanding Preferred C ADSs held in DTC will be mandatorily redeemed by DTC on as close to a pro rata basis as possible through DTC’s system, with each holder having a similar percentage of its Preferred C ADSs redeemed (the “ADS Redemption Payment”).

Each holder of Preferred C ADSs as of the ADS Record Date will receive the ADS Redemption Payment of US$[TBD] (to be determined based on the U.S. dollar equivalent, following foreign exchange conversion, of the R$52.00 paid per Preferred C Share in Brazil) for each one (1) Preferred C ADS subject to redemption. After the ADS Redemption Date, holders will retain their remaining Preferred C ADSs that are not subject to the Partial Mandatory Redemption.

The ADS Redemption Payment will be paid in U.S. dollars, net of any applicable fees, taxes, and expenses. The Depositary expects to distribute the ADS Redemption Payment on or shortly after the ADS Redemption Date.

[In connection with the Partial Mandatory Redemption, Holders of Preferred C ADSs as of the ADS Record Date will be charged, on the ADS Redemption Date, a Depositary fee of US$ [●] per Preferred C ADS cancelled and a Depositary cash distribution fee of US$ [●] per Preferred C ADS held.]

You do not need to take any action in respect of the Partial Mandatory Redemption for existing Preferred C ADSs held in DTC and by one of its participants (e.g., bank, broker, or other nominee). The ADS Redemption Payment will be credited to DTC for distribution to DTC participants and their client accounts. The portion of your Preferred C ADSs subject to redemption will be cancelled, and you will retain the remaining Preferred C ADSs not subject to the Partial Mandatory Redemption. DTC participants and their clients are not required to take any affirmative actions for the Partial Mandatory Redemption.

The terms of the Partial Mandatory Redemption are described in the Company’s Notice to Shareholders, which is available on the Company’s website at: https://ri.axia.com.br/. Please refer to the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov, for a discussion of certain U.S. federal income tax considerations.

Holders and Beneficial Owners of American Depositary Shares should not rely on the Depositary as the sole source of information and are hereby instructed to consult their broker, financial intermediary, or legal or financial advisor for advice concerning their particular circumstances. The Depositary makes no recommendations and gives no investment, legal, or tax advice as to the foregoing matters.

If you have any questions regarding the above, please call Citibank, N.A. — ADS Holder Services at 1-877-CITI-ADR.

June 22, 2026	Citibank, N.A., as Depositary